

March 7, 2012

Via E-mail
Dennis Becker
Chief Executive Officer
CommerceTel Corporation
58 West Buffalo Road, Suite 200
Chandler, AZ 85225

> **Re: CommerceTel Corporation**
> **Amendment No. 1 to Form 8-K filed on March 2, 2012**
> **File No. 000-53851**

Dear Mr. Becker:

We have reviewed your amended filing and have the following comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K filed on March 2, 2012

1.   We note that you have revised your disclosure to refer to September 30, 2011 rather than the "subsequent interim period". While we understand that September 30, 2011 represents the most recent interim period for periodic reporting purposes, in an Item 4.01 report, the subsequent interim period must extend, if true, to the date on which the former accountants were dismissed. See prior comment 1 and Item 304(a)(1)(iv) of Regulation S-K.

2.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

As previously requested, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Dennis Becker
CommerceTel Corporation
March 7, 2012
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 with any questions regarding our comments. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

Via E-mail
Louis A. Brilleman, Esq.